UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 11 May 2026, London, UK

GSK enters exclusive collaboration with SBP Group, a market leader in hepatology in China, to accelerate bepirovirsen at launch

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Bepirovirsen is a potential first-in-class treatment for chronic hepatitis B, under priority regulatory review in China
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Chronic hepatitis B affects 75 million people in China and is a national health priority
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Collaboration provides scaled access to over 5,000 medical centres in China at launch
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Agreement gives GSK the ability to review SBP Group's early-stage pipeline for potential collaboration opportunities

GSK plc (LSE/NYSE: GSK) today announced that it has entered into an exclusive strategic collaboration with Sino Biopharmaceutical, (SBP Group), through its subsidiary Chia Tai Tianqing Pharmaceutical Group Co., Ltd. (CTTQ), to accelerate bepirovirsen in mainland China at launch. Bepirovirsen is a potential first-in-class treatment for chronic hepatitis B (CHB) under priority regulatory review in China. CTTQ is a market leader in hepatitis B in China with one of the country's most comprehensive liver disease portfolios and a broad commercial footprint covering more than 5,000 medical centres across care settings. CTTQ has played a significant role in advancing the diagnosis and treatment of hepatitis B in China.

The collaboration combines GSK innovation with CTTQ's local scale and in-market execution to reach more patients, more quickly. Under the agreement, CTTQ will be responsible for importation, distribution, hospital access, and promotional and non-promotional activities for bepirovirsen in mainland China. GSK will remain the marketing authorisation holder and retain responsibility for regulatory, quality, pharmacovigilance and global medical strategy. The agreement also grants GSK the ability to review certain early-stage pipeline assets of the SBP Group to evaluate the potential for collaboration opportunities outside China.

Mike Crichton, President International, GSK, said: "Chronic hepatitis B affects 75 million people in China1 and is a leading cause of liver cancer in the country.2 By combining GSK's innovation with CTTQ's extensive local scale and execution, we want to reach more patients, deliver greater impact, and directly address one of China's most pressing healthcare priorities."

Chronic hepatitis B is a national health priority in China. The latest National Action Plan for the Prevention and Treatment of Viral Hepatitis (2025-2030) has set out functional cure as a treatment goal for Hepatitis B. Functional cure occurs when the hepatitis B virus DNA and viral protein - hepatitis B surface antigen (HBsAg) - are undetectable in the blood for at least 6 months after stopping all treatment. Functional cure is associated with a meaningful reduction in the risk of long-term complications, including liver cancer.3

Bepirovirsen was granted Breakthrough Therapy designation in China in August 2021 and accepted for Priority Review in April 2026. The regulatory submission is supported by positive results from the B-Well 1 and B-Well 2 phase III trials, which demonstrated statistically significant and clinically meaningful functional cure rates.

Collaboration terms
Under the terms of the agreement, CTTQ will purchase bepirovirsen from GSK under agreed supply terms for an initial term of 5.5 years. The term may be extended thereafter by mutual agreement. GSK will book sales of bepirovirsen supplied to CTTQ through the collaboration.

GSK also has the ability to review certain early-stage pipeline assets of the SBP Group to evaluate potential collaboration opportunities outside China.

About chronic hepatitis B
Hepatitis B is a viral infection that can cause both acute and chronic liver disease. Chronic Hepatitis B (CHB) occurs when the immune system is unable to clear the virus, resulting in long-lasting infection. CHB affects more than 250 million people worldwide. Each year, the disease causes approximately 1.1 million deaths.1 Many patients often require lifelong antiviral therapy for viral suppression; making functional cure a critical goal in disease management.

CHB remains a significant public health challenge in China, affecting an estimated 75 million people and causing approximately 450,000 deaths annually.1 84.4% of patients with liver cancer in China are associated with CHB infection.2 Functional cures are associated with a significant reduction in the risk of long-term liver complications, including liver cancer.3

About bepirovirsen
Bepirovirsen is a triple action investigational antisense oligonucleotide (ASO), designed to inhibit the replication of viral DNA in the body, suppress the level of hepatitis B surface antigen (HBsAg) in the blood, and stimulate the immune system to increase the chances of a durable and sustained response.

GSK licensed bepirovirsen from Ionis and collaborated with them on its development. Bepirovirsen has been recognised by global regulatory authorities for its innovation and potential to address significant unmet need in hepatitis B, with Priority Review, Fast Track and Breakthrough Designations from the US FDA, Priority Review and Breakthrough Therapy designation in China and SENKU designation in Japan.

About SBP Group and CTTQ
Sino Biopharmaceutical Limited ("SBP Group", Stock Code: 1177.HK) is a leading, innovative R&D-driven pharmaceutical group in China, with fully integrated end-to-end capabilities spanning drug R&D, intelligent manufacturing, and commercial sales. The company holds a strong leadership position across oncology, liver, cardiometabolic, respiratory and autoimmune diseases.

Through its subsidiary Chia Tai Tianqing Pharmaceutical Group Co. Ltd. ("CTTQ"), the SBP Group is a recognised leader in hepatology in China and has built one of the country's most comprehensive liver disease portfolios, covering the full continuum of care. They have advanced the diagnosis and treatment of hepatitis B in China and made meaningful contributions to public awareness and disease education, with substantial social impact.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Sarah Clements	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
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Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
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	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2025, and GSK's Q1 Results for 2026.

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Registered Office:
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1.
WHO Global Hepatitis Report 2024. Available at https://www.who.int/publications/i/item/9789240091672 (last accessed March 2026)
2.
Lin J et al. Epidemiological characteristics of primary liver cancer in mainland China from 2003 to 2020: A representative multicenter study. Front Oncol. 2022;12:906778. doi:10.3389/fonc.2022.906778 Available at: https://pmc.ncbi.nlm.nih.gov/articles/PMC9253580/ (last accessed May 2026)
3.
EASL, "Clinical Practice Guidelines on the management of hepatitis B virus infection" in Journal of Hepatology Volume 83, Issue 2, August 2025, Pages 502-583. Available at: https://www.sciencedirect.com/science/article/pii/S0168827825001746 (last accessed March 2026)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: May 11, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc